CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

July 10, 2015

VIA EDGAR

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2014

Filed April 27, 2015

File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Jose Antonio Gonzalez Flores, Chief Financial Officer of the Company, dated June 25, 2015 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2014 (the “2014 20-F”), filed with the Commission on April 27, 2015. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2014

Note 12. Other Current Assets, page F-38

1.	We note your disclosure that you reclassified certain assets as assets held for sale for Germany and Andorra, Spain and as a result you incurred losses of approximately Ps 242, which includes a loss of Ps 210 from the proportional reclassification to earnings of currency translation adjustments of the net investment in Germany accrued in equity (note 2D), and Ps 2,150, respectively, within “Other expenses, net.” Please clarify whether the Ps 2,150 relates to currency translation adjustments for Andorra, Spain. Additionally, please tell us how you considered the guidance in IFRS 5 paragraphs BC 37 and BC 38.

RESPONSE: In connection with the first part of the Staff’s comment, CEMEX notes for the Staff that the loss of Ps2,150 refers only to the difference between the estimated realizable value of the fixed assets in Andorra, Spain, net of costs to sell, and the carrying amount of such fixed assets upon reclassification to assets held for sale, and does not include currency translation adjustments. CEMEX made this determination considering the guidance in paragraph 15 of IFRS 5, Non-current Assets Held for Sale and

Discontinued Operations, which requires a non-current asset classified as held for sale to be measured at the lower of its carrying amount and fair value less costs to sell. Furthermore, CEMEX notes for the staff that the sale of its fixed assets in Andorra would not be subject to recycling of currency translation adjustments given that such sale of assets does not constitute the disposal of CEMEX’s entire or partial interest in its Spanish foreign operations, the loss of control over its Spanish subsidiary, or even a sale of a substantial portion of its asset base in its Spanish subsidiary.

In connection with the second part of the Staff’s comment with respect to paragraphs BC37 and BC38 of IFRS 5, CEMEX notes for the Staff that in the case of its net assets in the west part of Germany, as mentioned in note 15B, according to the binding agreements entered into with Holcim, the transaction was executed (settled) on January 5, 2015, with retroactive operating effects as of January 1, 2015. CEMEX evaluated the guidance in paragraph 48 of IAS 21, The Effects of Changes in Foreign Exchange Rates, which requires that the cumulative amount of the exchange differences relating to the foreign operation shall be reclassified from equity to profit or loss when the gain or loss on disposal is recognized. CEMEX also evaluated the guidance in paragraphs BC37 and BC38 of IFRS 5, which states that IFRS does not permit any exchange differences to be recycled on the classification of an asset or a disposal group as held for sale, and that the recycling will take place when the asset or disposal group is sold, noting also that the IASB expressed that it may reconsider the issue of recycling, but currently made no interim changes in IAS 21.

CEMEX considers that the guidance in the Basis for Conclusions section of IFRS 5 gives consideration to the fact that IFRS 5 allows a period of up to one year for a disposal to take place in order for an asset to qualify as held for sale. Furthermore, the standard also permits reclassification from held for sale to held for use if a sale plan is modified or cancelled. Considering that CEMEX had complete certainty of the closing of the transaction and the transaction settled only 5 days after the end of the reporting period, with retroactive effects to the day after the reporting period, and that during the first 5 days of 2015, based on the aforementioned agreements, CEMEX operated these assets solely for the benefit and on behalf of Holcim, CEMEX concluded that the recycling of the cumulative amount of the exchange differences relating to its net assets in the west part of Germany should take place at the same time as the loss on disposal was recognized as required by paragraph 48 of IAS 21. CEMEX notes that in other circumstances where such certainty is not present, it may be more appropriate to wait to recycle the foreign currency translation adjustment until such time as the assets are disposed, particularly because the seller would continue to be exposed to foreign currency translation arising from changes in exchange rates. CEMEX considers that its decision better aligns with matching principle of costs with revenues established in the conceptual framework.

Note 19 Income Taxes

19C) Effective Tax Rate page F-80

2.	We note on page 153 that deferred tax benefit decrease was primarily attributable to the changes in income tax rates in some of the countries where CEMEX operates. Please tell us where the effects of the changes in income tax rates appear in your effective tax rate reconciliation.

RESPONSE: CEMEX respectfully notes for the Staff that de discussion related to the changes in CEMEX’s deferred tax benefit in 2014 as compared to 2013 is on page 139. CEMEX notes for the Staff that, as presented in the second table of note 19B, Deferred Income Taxes, page F-78, deferred income tax (charged) credited to the statements of operations decreased from a benefit of Ps8,030 in 2013 to a benefit of Ps195 in 2014. The decrease of the income tax benefit in 2014 was primarily attributable to the recognition in 2013 of deferred tax assets of approximately Ps10,823 associated with the unrecognized tax loss carryforwards from CEMEX’s operations in Mexico. In 2014, CEMEX did not have this material positive effect related to such deferred tax assets. CEMEX acknowledges that its current explanation for the decrease in the deferred income tax benefit in 2014 as compared to 2013 inadvertently does not fully reflect the primary cause explained above. CEMEX’s disclosure on page 139 under Item 5—Operating and Financial Review and Prospects of the 2014 20-F could have read as follows (new text is underlined):

Our deferred tax expense decreased from an income of approximately Ps8.0 billion in 2013 to an income of approximately Ps195 million in 2014. Our deferred tax benefit decrease was primarily attributable to the absence, in 2014, of the material positive effects associated with the recognition of deferred tax assets related to tax loss carryforwards in our Mexican operations, which were recorded in 2013, and also to the changes in income tax rates in some of the countries where CEMEX operates. See notes 19B and 19D to our 2014 audited consolidated financial statements included elsewhere in this annual report.

CEMEX proposes to revise its disclosure in any future filing.

For purposes of note 19C, Effective Tax Rate, CEMEX confirms to the Staff that the effects of: a) the changes in recognition of deferred tax assets related to tax loss carryforwards; b) the different income tax rates applicable in the countries where CEMEX operates; and c) the changes in provisions for uncertain tax positions, are presented under the line item “Other tax non-accounting benefits.”

3.	We note you aggregate several line items in the “other tax non-accounting benefits” line item. Please quantify for us the effects of each aggregated item and tell us how this aggregation complies with paragraph 81(c) of IAS 12. Refer also to Example 2 of the Illustrative Examples. In addition, tell us what the line item “Unrecognized tax benefits in the year” includes and how that is different than what is included in the line item “Other tax non-accounting benefits.”

RESPONSE: CEMEX confirms to the Staff that several items, based on similarity and management judgment, are aggregated in each of the line items included in the table for the reconciliation of the effective tax rate in note 19C, in order to present consolidated tabular information that would be summarized at an appropriate level for such information to be relevant to financial statement users. CEMEX also supplements such tabular information with footnotes to describe the most relevant effects in the period reported. Considering that CEMEX’s worldwide tax structure is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate, significant judgment is required to appropriately aggregate several similar items into a few major categories.

Considering the Staff’s comment, CEMEX’s “Other tax non-accounting benefits” for the year ended 2014 are disaggregated as follows:

2014
%
Differences in the income tax rates in the countries where CEMEX operates (1)	(454.8)
Changes in deferred tax assets (2)	610.6
Changes in provisions for uncertain tax positions	35.3
Others	0.9

Other tax non-accounting benefits	192.0

(1)	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.
(2)	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards during the period.

Complementarily, and considering the Staff’s comment, in order to improve CEMEX’s reconciliation of the effective income tax rate so that users of CEMEX’s financial statements better understand the relationship between tax expense (income) and accounting profit (loss), CEMEX proposes to include additional line items in future filings, as follows, using 2014 an as example:

2014
%
Statutory tax rate applicable in Mexico	(30.0)
Non-taxable dividend income	(4.4)
Expenses and other non-deductible items	81.7
Unrecognized tax benefits in the year	6.1
Non-taxable sale of marketable securities and fixed assets	(52.6)
Difference between book and tax inflation	48.4
Differences in the income tax rates in the countries where CEMEX operates (1)	(454.8)
Changes in deferred tax assets (2)	610.6
Changes in provisions for uncertain tax positions	35.3
Others	2.4

Effective consolidated tax rate (3)	242.7

(1)	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.
(2)	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards during the period.
(3)	Average effective tax rate (tax benefit/expense divided by profit/loss before tax).

In addition, CEMEX acknowledges that the description “Unrecognized tax benefits in the year” may be confused with the concept of “Changes in provisions for uncertain tax positions,” which is currently included in the footnote to the line item “Other tax non-accounting benefits,” considering that references to unrecognized tax benefits are usually made in the context of uncertain tax positions. CEMEX confirms to the Staff that the effects reported under the line item “Unrecognized tax benefits in the year” do not refer to uncertain tax positions, but rather refer primarily to the effects during the year related to applicable tax consolidation regimes within CEMEX group. In any future filings, CEMEX proposes to retitle the line item “Unrecognized tax benefits in the year” to “Unrecognized effects during the year related to applicable tax consolidation regimes,” as shown below:

2014
%
Statutory tax rate applicable in Mexico	(30.0)
Non-taxable dividend income	(4.4)
Expenses and other non-deductible items	81.7
Unrecognized effects during the year related to applicable tax consolidation regimes	6.1
Non-taxable sale of marketable securities and fixed assets	(52.6)
Difference between book and tax inflation	48.4
Differences in the income tax rates in the countries where CEMEX operates (1)	(454.8)
Changes in deferred tax assets (2)	610.6
Changes in provisions for uncertain tax positions	35.3
Others	2.4

Effective consolidated tax rate (3)	242.7

(1)	Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.
(2)	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards during the period.
(3)	Average effective tax rate (tax benefit/expense divided by profit/loss before tax).

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ José Antonio Gonzalez
Name:	José Antonio Gonzalez
Title:	Chief Financial Officer